18001338 N

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria (City) Illinois (State) 61611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL GRAHAM 309-699-6786
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street (Address) Lafayette (City) Indiana (State) 47905 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwestern Securities Trading Company, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA J JOHNSON
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 15, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWESTERN SECURITIES TRADING COMPANY, LLC

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Of Midwestern Securities Trading Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Midwestern Securities Trading Company, LLC, as of December 31, 2017, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Midwestern Securities Trading Company, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Midwestern Securities Trading Company, LLC's management. Our responsibility is to express an opinion on Midwestern Securities Trading Company, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Midwestern Securities Trading Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Midwestern Securities Trading Company, LLC's financial statements. The supplemental information is the responsibility of Midwestern Securities Trading Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as Midwestern Securities Trading Company, LLC's auditor since 2014.

Lafayette, Indiana
February 26, 2018

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

		2017
ASSETS		
ASSETS		
Cash and cash equivalents	$	199,729
Marketable investments		98,852
Receivables from clearing organizations		82,091
Prepaid expenses		30,930
TOTAL CURRENT ASSETS		411,602
PROPERTY AND EQUIPMENT		
Property and equipment, net of accumulated depreciation		62,923
OTHER ASSETS		
Goodwill, net of accumulated amprtization		2,696,653
		3,171,178
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Current maturities of long-term obligations		35,823
Commissions payable		129,779
Accounts payable		13,704
Accrued expenses		591
		179,897
LONG-TERM OBLIGATIONS		
Contract payable, less current maturities		2,734,197
TOTAL LIABILITIES		2,914,094
MEMBERS' EQUITY		257,084
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,171,178

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
REVENUES		
Securities commissions	$	51,711
Listed stocks		222,344
Other commissions and fee income		5,611,016
Net unrealized gain on marketable investments		13,347
Interest		574
TOTAL REVENUE		5,898,992
EXPENSES		
Personnel expense		697,627
Commissions		3,660,506
Clearing charges		799,958
Other expenses		779,421
TOTAL EXPENSES		5,937,512
NET INCOME (LOSS)	$	(38,520)

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
MEMBERS' EQUITY AT BEGINNING OF YEAR	$	335,604
Net income (loss)		(38,520)
Contributions		-
Distributions		(40,000)
Repurchase Partnership Units		-
MEMBERS' EQUITY AT END OF YEAR	$	257,084

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

	2017
BALANCE AT BEGINNING OF YEAR	$ 2,790,360
Debt incurred	-
Payments on Debt	(20,340)
BALANCE AT END OF YEAR	$ 2,770,020

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(38,520)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		21,000
Amortization		39,662
Net unrealized gain on marketable investments		(13,348)
(Increase) decrease in operating assets		
Receivables from clearing organizations		25,653
Prepaid expenses		(6,220)
Increase (decrease) in operating liabilities		
Commissions payable		(9,350)
Accounts payable		12,107
Accrued expenses		(817)
Net cash provided by (used in) operating activities		30,167
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment		(33,173)
Net cash used in investing activities		(33,173)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on long-term obligations		(20,340)
Distributions to members		(40,000)
Net cash used in financing activities		(60,340)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(63,346)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		263,075
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	199,729

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker- dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(ii).

b. Cash and Cash Equivalents— The Company considers money market funds and deposits with clearing organization to be cash equivalents. Cash equivalent funds not covered by depository insurance amounted to $0 at December 31, 2017.

c. Commissions— Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

d. Marketable Investments— Marketable investments consist of mutual funds which include marketable equity securities, bonds and cash. The Company accounts for its marketable investments as "trading securities" which are measured at fair value in the statement of financial condition. When quoted market prices are not available other methods are utilized to estimate fair value as described in Note 6. Investment income (including realized and unrealized gains and losses on investments, interest and dividends) are reported as increases and decreased in the statement of income and members' equity.

e. Receivables from Clearing Organizations— The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2017, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

f. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

g. Property and Equipment— Property and equipment, consisting of furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation of $161,249 at December 31, 2017, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years. Depreciation expense amounted to $22,723 for the year ended December 31, 2017, respectively.

h. Income Taxes— The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2012.

i. Subsequent Events-- The Company has evaluated subsequent events through February 26, 2017, the date the financial statements were available to be issued.

NOTE 2: DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents, the Company has a deposit with a clearing organization of $50,000 at December 31, 2017.

NOTE 3: RELATED PARTY TRANSCTIONS

The Company is related to John Graham and Associates by common ownership. The Company rents office space from this related party. The lease is on a month-to-month basis. Rents in 2017 amounted to approximately $2,947 per month. Pursuant to the lease, the Company also pays 50 percent of all utilities, garbage, custodial, lawn care, real estate taxes, repair and maintenance costs, phone bills, and office supplies. Rent expense amounted to $44,907 for the year ended December 31, 2017.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had adjusted net capital of $221,765, which was $171,765 in excess of its required net capital of $50,000.

NOTE 5: RETIREMENT PLAN

The Company has a SIMPLE IRA retirement plan which covers employees that meet specific earnings requirements. The Company matches the employee's contribution up to 3% of his or her compensation for the year. The Company's contribution expense for the years ended December 31, 2017, was $10,636.

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820-10, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).

NOTE 6: FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017, from prior year.

Mutual funds: composed of bonds, debt/equity securities, and other similar instruments and valued daily based on a publicly-quoted price in an active market.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Investments				
Mutual Funds	$ 98,852	$ 98,852	$ -	$ -

NOTE 7: LONG-TERM OBLIGATIONS

The Firm entered into a long-term contract payable to the trust of a former member for the purchase of his equity in the Firm in the amount of $2,790,360. The purchase price included goodwill of $2,737,600. Monthly payments of $10,810 including interest at 3.42% begin on June 1, 2017 and continue through 2056. This obligation is subordinate to any other creditors claims.

Future obligations under this contract are as follows:

2018- $35,823; 2019- $37,064; 2020- $38,348; 2021- $39,676; 2022- $41,050;
Thereafter- $2,578,059

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2016
SCHEDULES I, II, III, IV

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	***Audit Report***	***FOCUS Report***	***Difference***
Total ownership equity from Statement of Financial Condition	$ 257,084	$ 336,541	$ 79,457
plus liabilities subordinated to claims of general creditors	2,770,020	2,770,020	-
less nonallowable assets from Statement of Financial Condition	(2,790,506)	(2,869,268)	(78,762)
Net Capital before haircuts on securities positions	236,598	237,293	695
Haircuts on securities	(14,833)	(14,833)	-
Net Capital	221,765	222,460	695
SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1			
Aggregate indebtedness	144,074	143,379	(695)
Net Capital required based on aggregate indebtedness (6-2/3%)	9,605	9,559	(46)
COMPUTATION OF BASSIC NET CAPITAL REQUIREMENT			
Minimum dollar net capital requirement of reporting broker or dealer	50,000	50,000	-
Excess net capital	171,765	172,460	695
COMPUTATION OF AGGREGATE INDEBTEDNESS			
(a) - 10% of total aggregate indebtedness	14,407	14,338	(70)
(b) - 120% of minimum net capital requirements	60,000	60,000	-
Net Capital less the greater of (a) or (b)	$ 161,765	$ 162,460	$ 695
Percentage of Aggregate Indebtedness to Net Capital	64.97%	64.45%	

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

Midwestern Securities Trading Company, LLC is exempt from the computation of deteremination of the reserve requirements under provisions of Rule 15C3-3 sub paragraph (k) (2) (ii)

SCHEDULE IV: MATERIAL INADEQUACIES UNDER RULE 17a-5(j)			
Material Inadequacy	None	None	None
Corrective Action Taken or Proposed	NA	NA	NA

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2016, there were immaterial differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report.

Adjustment of Depreciation/Amortization Expense	$ 78,762
Total	$ 78,762

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Midwestern Securities Trading Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Midwestern Securities Trading Company, LLC and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Midwestern Securities Trading Company, LLC's compliance with the applicable instructions of Form SIPC-7. Midwestern Securities Trading Company, LLC's management is responsible for Midwestern Securities Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 26, 2018

MIDWESTERN SECURITIES TRADING COMPANY, LLC
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2017

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members Of
Midwestern Securities Trading Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Midwestern Securities Trading Company, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii), and Midwestern Securities Trading Company, LLC stated that Midwestern Securities Trading Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Midwestern Securities Trading Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 26, 2018

mstc
Midwestern Securities Trading Company, LLC
235 Everett St. • P.O. Box 2528 • The Graham Building • East Peoria, IL 61611
Phone 309-699-6786 • 1-800-732-8601 • Fax 309-699-7498
E-Mail: info@midwesternsecurities.com

EXEMPTION STATEMENT

Date: February 26, 2018

RE: SEC Rule 15c3-3

To: SEC, FINRA, and other SROs

Midwestern Securities Trading Company, LLC (MSTC) [CRD# 101080 & SEC file 8-52074] is a $50,000.00 minimum net capital firm. MSTC is a noncarrying, nonclearing firm and claims its exemption pursuant to 15c3-3(k)(2)(ii). MSTC introduces accounts on a fully disclosed basis to National Financial Services, LLC (NFS) [CRD# 13041 & SEC file 8-26740]. MSTC has met the exemption provisions throughout the fiscal year ending December 31, 2017 and will continue to do so unless it amends its membership application with FINRA.

Nathan White, AIF

Nathan White

Chief Financial Officer, Chief Compliance Officer